October 20, 2010

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn.:	Linda Cvrkel, Branch Chief
Effie Simpson

	Re:	Gulfstream International Group, Inc.
Form 10-K for the year ended December 31, 2009
File No. 1-33884
Filed April 15, 2010

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed on April 15, 2010 of Gulfstream International Group, Inc. (the “Company”) by letter dated October 6, 2010 to Mr. David Hackett, the Company’s Chief Executive Officer, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

Item 8. Financial Statements and Supplementary Data

Report of Independent Public Accounting Firm

1.   Comment:

Please add the city, state, date and independent accountant’s conformed signature to each opinion included in the filing in accordance with Rule 2-02(a) of Regulation S-X.

Response:

In its future Form 10-K filings, the Company will include the city, state, date and independent accountant’s conformed signature to each opinion included in the filing in accordance with Rule 2-02(a) of Regulation S-X.  Such revised disclosure will read as follows:

“/s/ Cherry, Bekaert & Holland, L.L.P.

Cherry, Bekaert & Holland, L.L.P.
Coral Gables, Florida
April 14, 2010”

Note 16. Contingencies, page F-67

2.   Comment:

We note that even though you believe that information submitted by you to the FAA through the informal conference process may result in a significant reduction in the civil penalty initially proposed in this matter and the Company remains in discussions with the FAA over the terms of the settlement, the FAA has indicated that, unless the matters are settled, it could propose additional civil penalties based on additional inspections conducted by the agency in 2009 as part of its routine surveillance of air carriers.  If a compromised settlement of the matters is not successful, the FAA, through a U. S. Attorney, may initiate a civil action for the full amount of the proposed civil penalty as prescribed by law.  We note that a settlement was reached during the period ended June 30, 2010 for a principal amount of $550,000 in monthly installments.

    Response:

The Company acknowledges that we entered into a settlement agreement with the FAA on July 13, 2010.  Disclosure of the settlement was included in Note 8 – Subsequent Events of our Form 10-Q for the period ended June 30, 2010.

3.   Comment:

Please tell us whether as a result of the reached settlement, the FAA has confirmed that it will not propose additional civil penalties, or if a possibility exists for potential additional penalties in connection with the 2009 inspections.  To the extent there are contingencies to this effect and no accrual is made for a loss contingency because one or both of the conditions are not met in accordance with ASC 450-20-50-3, or an exposure to loss exists in excess of the amount accrued pursuant to ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred.  The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made.  Please tell us as to what contingencies may exist and revise your disclosures in future filings to comply with the requirements of ASC 450-20-50-4.

    Response:

The Company confirms that the compromised settlement reached with the FAA included all penalties for non-compliance matters including potential additional penalties in connection with the 2009 inspections.  Accordingly, there are no remaining loss contingencies related to this matter and therefore no disclosures have been made.

The Company will revise its disclosure of the settlement included in future filings as follows:

“On May 7, 2009, the Federal Aviation Administration (the “FAA”) notified the Company that it was seeking a proposed civil penalty of $1,310,000 against the Company for alleged non-compliance with respect to certain record keeping requirements, and regulatory requirements relating to the use of certain replacement parts.  On July 13, 2010, we entered into a settlement agreement with the FAA pursuant to which we agreed to pay a civil penalty in the amount of $550,000 to resolve the FAA enforcement action, including potential penalties related to 2009 inspections. The penalty is payable in twenty equal quarterly installments of $27,500 commencing on October 31, 2010 through July 30, 2015, represented by our issuance of a non interest bearing promissory note to the FAA in the principal amount of $550,000. This settlement was recognized as of June 30, 2010.”

Note 10. Capital Transactions, page 60, and

Note 17. Related Party Transactions, page 68

4.           Comment:

We note that in September 2008, you consummated a financing in which you issued $5.1 million of senior debentures (the “Senior Debentures”) and warrants to purchase 578,870 shares of common stock (the “Senior Warrants”) to Shelter Island Opportunity Fund, LLC.  On the same date, you issued a 12% subordinated convertible debenture for $1.0 million (the “Junior Debenture”) and a warrant to purchase 225,000 shares of common stock (the “Junior Warrants”) to Gulfstream Funding I LLC, an entity owned in part by Thomas A. McFall, a member of the Board of Directors, and Douglas Hailey, a former member of the Board of Directors.  At the October 20, 2009 Annual Meeting of shareholders, the Company’s shareholders approved a reduction in the conversion price to $1.975 from $3.00 relating to the Junior Debenture issued to Gulfstream Funding I, LLC in September 2008.  The conversion to equity of the debenture and accrued interest expense was effective on October 20, 2009 and resulted in the issuance of 578,342 shares of the company’s common stock.  Please tell us and revise the notes to the Company’s financial statements in future filings to explain how the company accounted for the reduced conversion price, the reduction of the potential liability under the put option, and calculated the gain of $194,000 described in Form 10-Q for the quarter ended June 30, 2010 as a result of the subsequent debt modification.  Also describe in detail the facts and circumstances that resulted in the warrants increasing from 409,827 to 819,654 as a result of the notes not being paid as of June 30, 2010.  We may have further comment upon reviewing your response.

Response:

The Company did not realize any gain or loss in connection with the reduction of the Junior Debenture conversion price, pursuant to ASC 470-20-40-4, which states that no gain or loss is recognized on convertible debt that does not contain a beneficial conversion feature.  There was no beneficial conversion feature on the Junior Debentures, as both the original conversion price ($3.00) and the reduced conversion price ($1.975) were above fair market value at the time.

The Company accounted for the Forbearance Agreement in accordance with ASC 470-60-35.  Because total payments due under the Senior Debenture did not change under the Forbearance Agreement, no adjustment to the recorded balance of the Senior Debenture was necessary.

The Company did recognize a net restructuring gain on the Put Warrant liability, which reduced the face value of the Put Warrant from $3,000,000 to $1,050,000.  The gain on the restructuring of the Put Warrant was reduced by the warrant liability associated with the increased number of shares issuable under the new Remaining Warrant and the Forbearance Fee. The net gain was calculated as follows:

Gain on reduced Put Warrant liability	$1,482,000
Fair value of new Remaining Warrant liability	(1,038,000)
Forbearance Fee	(250,000)

Net gain on debt modification	$194,000

The Warrant Agreement for the $1,000,000 financing transaction as described in Note (6) to the financial statements included in Form 10-Q for the quarter ended June 30, 2010, included an option allowing the Company to issue a reduced number of warrants in the event that the debt was paid in advance of the December 31, 2010 maturity.  The Company did not exercise the early payment option, and as a result the number of warrant shares issuable under the Warrant Agreement increased from 409,827 to 819,654 shares.  The financial statement effect of this event was not considered by management to be material to the Company’s financial position or results of operations.

The Company will revise its disclosure of the accounting for the modification and restructuring of debt included in future filings as follows:

“The Company accounted for the Forbearance Agreement in accordance with ASC 470-60-35.  The Company did not recognize a gain in relation to the Senior Debenture, because there was no change in the principal amount or rate of interest.  The Company recognized a net gain of $194,000 on the restructuring of the Put Warrant, which reduced the face amount of the Put Warrant from $3,000,000 to $1,050,000.  The gain on the restructuring of the Put Warrant liability was reduced by the additional costs associated with the increased number of shares issuable under the Remaining Warrant and the Forbearance Fee. The recorded value of the restructured Put Warrant is equal to the face value because it is immediately exercisable.  The recorded value of the Remaining Warrant was determined using the Black-Scholes option pricing model.”

Note 11.  Long-Term Debt, page 62

5.           Comment:

Please ensure that the terms of the debt appear on the table for each issuance.  It appears that some information has been inadvertently omitted.

Response:

The Company acknowledges that the terms of the Senior Subordinated Debentures were inadvertently omitted from the table in Note (11) Long-Term Debt.  The following disclosure will be included in future filings:

“Secured Senior Debenture; secured by all the company's assets and guaranteed by its subsidiaries. The Debentures bear interest at an annual rate of the higher of (i) the sum of the prime rate plus 4% or (ii) 11.00%, payable monthly. The term is 36 months with a final payment of $750,000 due August 2011.”

Item 9.  Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

6.           Comment:

We note that on April 14, 2009, McKean resigned as the Company’s independent public accounting firm.  McKean entered into an agreement with Cherry, Bekaert & Holland, L.L.P. (“Cherry Bekaert”) pursuant to which McKean combined its operations with and certain of the professional staff and partners of McKean joined Cherry Bekaert either as employees or partners of Cherry Bekaert and continue to practice as members of Cherry Bekaert.  Concurrent with the resignation of McKean, the Company, through and with the approval of its Audit Committee, engaged Cherry Bekaert, as the Company’s independent public accounting firm.  It appears that this event has not been reported in a Form 8-K pursuant to the requirements of Item 304 of Regulation S-K.  Please note that it is not appropriate to report such events in periodic filings, and that Form 8-K was due on the fifth day following the date the relationship with McKean ceased.

Response:

The Company notes that an Item 4.01 Current Report on Form 8-K was not filed with the Commission on or prior to the fifth day following the date the relationship with McKean ceased.  In addition, the Company notes that it is not appropriate to report such events in its periodic filings.

7.           Comment:

Please file a Form 8-K as soon as possible that descries the former accountant’s resignation, the details of the combination with Cherry Bekaert, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K.  Furthermore, discuss the engagement of the new auditor and provide all the required disclosures of Item 304 of Regulation S-K, similar to those included in Item 9 of Form 10-K for the year ended December 31, 2009.  Finally, please file a letter from the former accountant as Exhibit 16, indicating whether or not they agree with your disclosures in Form 8-K.

Response:

On October 12, 2010, the Company filed an Item 4.01 Current Report on Form 8-K which includes a letter from the former accountant as Exhibit 16.1 in accordance with the requirements of Item 304 of Regulation S-K.

Form 10-Q for the period ended June 30, 2010

8.           Comment:

We note that you are not in compliance with continued NYSE AMEX listing standards, and that if you are not in compliance with all the continued listing standards of the NYSE Amex Company Guide by November 12, 2010, or if you do not make progress consistent with the Plan as supplemented on July 14, 2010, during the Plan Period, you may be subject to delisting proceedings. Please advise us of the status of this matter through the date of your response.  Also, please provide disclosure in the notes to the financial statements to describe this fact and that in the event you were delisted, that you would be in breach of a covenant of your loan and security agreement with Shelter Island Opportunity Fund, LLC, and, in the absence of a waiver, the maturity of your secured original issue discount debenture could be accelerated.  Also revise MD&A accordingly.

Response:

As previously disclosed in the Company’s periodic reports filed with the Commission, the Company is not in compliance with the continued listing standards of the NYSE Amex LLC (the “Exchange”). These standards include specified minimum stockholders equity thresholds when an issuer sustains net losses over a number of years.  If the Company is not in compliance with all the continued listing standards of the Exchange’s Company Guide by November 12, 2010, or if the Company does not make progress consistent with the Plan during the Plan Period, the Company may be subject to delisting proceedings.

The Company has supplemented the Plan on or about June 17, 2010 and July 14, 2010 to address how the Company intends to regain compliance with all of the Exchange’s listing requirements by the Plan Period.  Subsequently, the Company has further supplemented its Plan through oral discussions with the staff of the Exchange, as well as through written Plan updates which were submitted to Exchange staff and the Listing Committee of the Exchange on August 3, 2010 and October 1, 2010.  In addition, the Company has requested an in-person meeting with the Exchange staff.  As of the date hereof, the Listing Committee has not rendered a final decision with respect to the Plan supplements or whether to initiate delisting proceedings.

The Company will revise the notes to its financial statements and MD&A in future filings with the above disclosure. Such disclosure will also include updates on the most recent status of this matter, through the end of the Plan Period on November 12, 2010.  In addition, the Company undertakes to include the following disclosure in the notes to its financial statements and MD&A in future filings:

“In the event our common stock was delisted by the Exchange, we would be in breach of a covenant of our loan and security agreement with Shelter Island Opportunity Fund, LLC, and, in the absence of a waiver, the maturity of our secured original issue discount debenture could be accelerated.”

9.           Comment:

We also note that on March 31, 2010, the Company and the Investors entered into a Registration Rights Agreement described on page 16, under which the Company is obligated to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) registering the shares of Common Stock issuable upon conversion of the Preferred Shares and upon exercise of the Warrants for resale by the Investors on or prior to April 30, 2010 (the “Filing Date”), which has been extended to June 30, 2010 by agreement with the Investors.  You indicate that in the event you are unable to reach an agreement with the investors, you may be subject to liquidation damages up to a maximum of $125,000.  In addition, the Company agreed to use its best efforts to cause the SEC to declare the Registration Statement effective by the earlier of (i) 150 days following the Filing Date; and (ii) 180 days following the Filing Date if the SEC conducts a full review of the Registration Statement.  Please provide us with the status of this matter as of the date of your response. We may have further comment upon reviewing your response.

Response:

The subject disclosure relates to the March 31, 2010 Registration Rights Agreement entered into in connection with the Company’s sale of (i) an aggregate of 118,500 shares of Series A Convertible Preferred Stock, par value $0.001 and stated value $10.00 per share (the “Preferred Shares”), convertible into 1,185,000 shares of common stock of the Company; and (ii) 5-year warrants to purchase an aggregate of 592,500 shares of common stock (the “Warrants”), representing 50% of the number of shares of common stock issuable upon conversion of the Preferred Shares, for aggregate gross proceeds of $1,043,000 (the “Offering”). On May 27, 2010, the Company completed the sale of an additional 20,300 Preferred Shares and Warrants to purchase 101,500 shares of common stock resulting in gross proceeds of $203,000. As noted by the Commission, the Company is obligated to file a Registration Statement registering the shares of Common Stock issuable upon conversion of the Preferred Shares and upon exercise of the Warrants for resale by the investors on or prior to April 30, 2010 (the “Filing Date”), which has been extended to June 30, 2010 by agreement with the investors. In addition, the Company agreed to use its best efforts to cause the SEC to declare the Registration Statement effective by the earlier of (i) 150 days following the Filing Date; and (ii) 180 days following the Filing Date if the SEC conducts a full review of the Registration Statement.

The Offering was conducted through Jesup & Lamont Securities Corp. (“Jesup”), as placement agent for the investors, each of whom was existing clients of Jesup.  On or about June 18, 2010, the Financial Industry Regulatory Authority instructed Jesup to cease its securities business, citing its failure to meet net capital requirements. In response, Jesup fired its entire non-essential staff. On or about June 30, 2010, Jesup filed for Chapter 11 bankruptcy protection.  As a result, all of the Company’s contacts at Jesup whom previously served as liaisons between the Company and the Preferred Share investors were no longer employed by Jesup.

Subsequently, the Company has periodically attempted to contact the Preferred Share investors on its own to obtain their written agreement to further extend the Filing Date beyond June 30, 2010.  As of the date hereof, the Company has not been successful with these efforts.  In the event the Company is unable to reach an agreement with these investors, the Company may be subject to liquidation damages up to a maximum of $125,000 pursuant to the terms of the Registration Rights Agreement.  The Company recorded an accrual for the liquidation damages in the amount of $125,000 during the third quarter of 2010.

The Company understands and will honor its legal obligations owed to the Preferred Share investors pursuant to the Registration Rights Agreement.  The Company will continue to pursue an agreement with the investors to further extend the Filing Date and intends to file a registration statement in the near future.  In addition, the Company understands that it may be required to pay liquidated damages to these investors without a written agreement to extend the Filing Date.

Other

10.           Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David Hackett
David Hackett
Chief Executive Officer